Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our unaudited consolidated ratio of earnings to fixed charges for each of the periods indicated. The ratio of earnings to fixed charges is calculated by dividing earnings by fixed charges on a historical basis, in each case for the period indicated. For this purpose, fixed charges consist of interest expense (including amortization of capitalized expenses related to indebtedness), an estimate of the interest within rental expense and capitalized interest. Earnings consist of income before income tax and share of results of equity investees, fixed charges and distributed income of equity investees, minus capitalized interest.

	Year ended					Three months ended
	Mar. 31, 2011	Mar. 31, 2012	Mar. 31, 2013	Mar. 31, 2014	Mar. 31, 2015	Jun. 30, 2015
	(in millions of RMB, except for ratio)
Earnings
Income before income tax and share of results of equity investees	1,935	5,532	10,112	26,802	32,326	32,617
Add (deduct):
Fixed charges	51	130	1,746	2,085	2,839	544
Capitalized interest and others	—	—	(14)	(29)	(23)	16
Total earnings	1,986	5,662	11,844	28,858	35,142	33,177

Fixed Charges
Fixed charges before capitalized interest	51	130	1,732	2,054	2,814	530
Add: Capitalized interest	—	—	14	31	25	14
Total fixed charges	51	130	1,746	2,085	2,839	544
Ratio of earnings to fixed charges	38.9	43.6	6.8	13.8	12.4	61.0